Oncolytics Biotech® Announces Phase 1b Data Demonstrating Clinical Proof-of-Concept for Pelareorep-Proteasome Inhibitor Combination in Multiple Myeloma in an Abstract at the AACR Annual Meeting

Prolonged progression-free survival of >3 years achieved in a subset of relapsed/refractory patients

Treatment-induced increases in tumor-infiltrating anti-cancer immune cells correlated with clinical response

SAN DIEGO, CA and CALGARY, AB, March 9, 2022 -- Oncolytics Biotech® Inc. (NASDAQ: ONCY) (TSX: ONC) today announced phase 1b data demonstrating clinical proof-of-concept for pelareorep-proteasome inhibitor combination therapy in multiple myeloma. The data are featured in an abstract accepted for a poster presentation at the upcoming American Association for Cancer Research (AACR) Annual Meeting, which is taking place both virtually and in-person April 8-13, 2022, at the Ernest N. Morial Convention Center in New Orleans, Louisiana. The abstract is also posted on the AACR meeting website.

The AACR data are from a completed phase 1b trial evaluating the combination of pelareorep and the proteasome inhibitor bortezomib in relapsed/refractory multiple myeloma patients. Results from the trial showed that the combination was well-tolerated and led to prolonged progression-free survival (PFS) of over three years in a subset of patients. Additionally, biomarker data demonstrated increased infiltration of T and NK cells in the tumor immune microenvironment post-treatment. These post-treatment increases in anti-cancer immune cells correlated with both clinical response and changes in T cell clonality, which has previously been identified as a potential predictive biomarker that could increase the likelihood of success in future trials of pelareorep by informing patient selection.

“To see patients resistant to prior therapies achieve multi-year PFS is a remarkable finding that speaks to pelareorep’s potential to synergistically combine with anti-cancer agents and provide sustained clinical benefit,” said Kevin Kelly, M.D., Ph.D., Associate Professor of Clinical Medicine at the Keck School of Medicine of the University of Southern California and Principal Investigator of the trial. “The observed correlation between clinical response and increases in anti-cancer immune cells in the tumor immune microenvironment is also an important result, as it suggests the studied combination’s activity is being driven by pelareorep’s immunologic mechanism of action. I look forward to discussing these findings with the clinical community and presenting additional data from the trial at the upcoming AACR meeting.”

Thomas Heineman, M.D., Ph.D., Chief Medical Officer of Oncolytics Biotech Inc., added, “These are exciting results that we believe bode well for successful outcomes in our two ongoing multiple myeloma studies that are evaluating pelareorep in combination with a next-generation proteasome inhibitor. We are also very pleased that this study further supports the potential of T cell clonality to predict patient responses to therapy, and we look forward to continuing the development of this biomarker as a potential tool to improve our ability to select patients most likely to respond to pelareorep-based therapies in future trials across multiple indications.”

Oncolytics continues to build on data from the completed multiple myeloma trial through the advancement of two ongoing phase 1 trials of pelareorep in this indication. The first of these trials, NCI-9603, is being conducted in collaboration with the United States National Cancer Institute and is evaluating pelareorep in combination with the proteasome inhibitor carfilzomib (Kyprolis®). The second, WINSHIP 4398-18, is a collaboration with Bristol Myers Squibb and is evaluating the combination of pelareorep, carfilzomib, and the checkpoint inhibitor nivolumab (Opdivo®). For more information on these trials, see Clinicaltrials.gov identifiers NCT02101944 (NCI-9603) and NCT03605719 (WINSHIP 4398-18).

Additional details on the AACR abstract titled, Using imaging mass cytometry to visualize the multiple myeloma tumor microenvironment post immune priming, and its corresponding poster are shown below.

Session Category: Tumor Biology
Session Title: Models and Technical Approaches to Analyze and Examine the Tumor Microenvironment
Session Date and Time: Wednesday April 13, 2022, 9:00 AM – 12:30 PM Central Daylight Time
Location: New Orleans Convention Center, Exhibit Halls D-H, Poster Section 14
Poster Board Number: 25
Abstract Number: 3880

About Oncolytics Biotech Inc.
Oncolytics is a biotechnology company developing pelareorep, an intravenously delivered immunotherapeutic agent. This compound induces anti-cancer immune responses and promotes an inflamed tumor phenotype -- turning "cold" tumors "hot" -- through innate and adaptive immune responses to treat a variety of cancers.

Pelareorep has demonstrated synergies with immune checkpoint inhibitors and may also be synergistic with other approved oncology treatments. Oncolytics is currently conducting and planning clinical trials evaluating pelareorep in combination with checkpoint inhibitors and targeted therapies in solid and hematological malignancies as it advances towards a registration study in metastatic breast cancer. For further information, please visit: www.oncolyticsbiotech.com.

This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and forward-looking information under applicable Canadian securities laws (such forward-looking statements and forward-looking information are collectively referred to herein as "forward-looking statements"). Forward-looking statements contained in this press release include statements regarding Oncolytics' belief as to the potential and benefits of pelareorep as a cancer therapeutic; Oncolytics' expectations as to the purpose, design, outcomes and benefits of its current or pending clinical trials involving pelareorep; including our two ongoing multiple myeloma studies that are evaluating pelareorep in combination with a next-generation proteasome inhibitor, our beliefs regarding the potential of T cell clonality to predict patient responses to therapy and improvements to our ability to select patients most likely to respond to pelareorep-based therapies in future trials across multiple indications; our plans to advance towards a registration study in metastatic breast cancer; and other statements related to anticipated developments in Oncolytics' business and technologies. In any forward-looking statement in which Oncolytics expresses an expectation or belief as to future results, such expectations or beliefs are expressed in good faith and are believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will be achieved. Such forward-looking statements involve known and unknown risks and uncertainties, which could cause Oncolytics' actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of pelareorep as a cancer treatment, the success and timely completion of clinical studies and trials, Oncolytics' ability to successfully commercialize pelareorep, uncertainties related to the research and development of pharmaceuticals, uncertainties related to the regulatory process and general changes to the economic environment. In particular, we may be impacted by business interruptions resulting from COVID-19 coronavirus, including operating, manufacturing supply chain, clinical trial and project development delays and disruptions, labour shortages, travel and shipping disruption, and shutdowns (including as a result of government regulation and prevention measures). It is unknown whether and how Oncolytics may be affected if the COVID-19 pandemic persists for an extended period of time. We may incur expenses or delays relating to such events outside of our control, which could have a material adverse impact on our business, operating results and financial condition. Investors should consult Oncolytics' quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake any obligation to update these forward-looking statements, except as required by applicable laws.

Company Contact Jon Patton Director of IR & Communication +1-858-886-7813 jpatton@oncolytics.ca	Investor Relations for Oncolytics Timothy McCarthy LifeSci Advisors +1-917-679-9282 tim@lifesciadvisors.com